UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September, 2014

Commission File Number 001-35575

Cencosud S.A.

(Translation of registrant’s name into English)

Av. Kennedy 9001, Piso 6

Las Condes, Santiago

Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40 F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

ANNOUNCEMENT OF AMENDMENT TO INDENTURE GOVERNING SERIES A, C AND D BONDS

On September 4, 2014, Cencosud S.A. (“Cencosud” or the “Company”) filed an official notice of an essential event (Hecho Esencial) (an English translation of which is attached hereto) with the Chilean Superintendency of Securities and Insurance (Superintendencia de Valores y Seguros), or SVS, announcing the results of the general meetings of holders of the Company’s series A, C, D, E and F bonds.

The attachment contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in the attached relate to, among others: (i) changes in general economic, business or political or other conditions in Chile, Argentina, Brazil, Peru, Colombia or elsewhere in Latin America or global markets; (ii) changes in capital markets in general that may affect policies or attitudes towards investing in Chile, Argentina, Brazil, Peru, Colombia or securities issued by companies in such countries; (iii) the monetary and interest rate policies of the Central Banks of Chile, Argentina, Brazil, Peru and Colombia; (iv) high levels of inflation or deflation; (v) unanticipated increases in financing and other costs or our inability to obtain additional debt or equity financing on attractive terms; (vi) movements in interest and/or foreign exchange rates, and movements in equity prices or other rates or prices; (vii) changes in, or failure to comply with, applicable regulations or changes in taxes; (viii) loss of market share or changes in competition and pricing environments in the industries in which the Company operates; (ix) difficulties in successfully integrating recent and future acquisitions into the Company’s operations; (x) the Company’s inability to hedge certain risks economically; (xi) changes in consumer spending and saving habits; (xii) implementation of new technologies; (xiii) limitations on the Company’s ability to open new stores and operate them profitably; (xiv) difficulties in completing proposed store openings, expansions or remodeling; (xv) difficulties in acquiring and developing land in Chile, Argentina, Brazil, Peru or Colombia, and restrictions on opening new large stores in any such countries; and (xvi) the factors discussed under the rubric “Risk Factors” as well as risks included in the Company’s other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cencosud S.A.

By	/s/ Sebastián Rivera Martínez
Name:	Sebastián Rivera Martínez
Title:	Legal Manager

Date: September 5, 2014

[Summary English Translation]

Essential Event

CENCOSUD S.A.

Securities Registry Inscription No. 743

Santiago, September 4, 2014

Mr. Superintendent

Superintendency of Securities and Insurance

Present

Ladies and Gentlemen,

Cencosud S.A., a corporation registered under number 743 in the Securities Registry of Securities of the Superintendency of Securities and Insurance (hereinafter “Cencosud” or the “Company”), in accordance with Article 9 and the second paragraph of Article 10, both of Law No. 18,045, and General Regulatory Guideline No. 30, Section II, of the Superindendency of Securities and Insurance presents, by means of this letter, news of the following essential event:

1. On September 4, 2014, a general meeting of holders of the Series A, C and D bonds placed under the bond issuance registered in the Securities Registry of the Superintendency of Securities and Insurance dated November 21, 2005 under the number 443 (“Issuance No. 443”) was held.

The purpose of the meeting was for such bondholders to vote on certain proposals by the Company to amend the Bond Issuance by Line of Debt Title that regulates the terms and conditions of said Issuance No. 443 (the “Indenture for Series A, C and D”) entered into between Cencosud S.A., as “Issuer,” and Banco BICE as “Representative of the Bondholders,” by means of the public deed notarized on October 5, 2005 before the Santiago Notary mdme. Maria Glora Acharan Toledo under Repertorio No. 24,521, which was amended by means of the public deeds notarized on November 10, 2005 under Repertorio No. 27,575, April 13, 2011 under Repertorio No. 15,181, and January 9, 2012 under Repertorio No. 1,182, all before the Santiago Notary Mdme. Maria Glora Acharan Toledo.

The proposed amendments would have allowed Cencosud to reduce its equity participation in Cencosud Administradora de Tarjetas S.A. by up to 45% of said equity. The aforementioned amendments were intended to prevent a default under the Indenture for Series A, C and D in the event of the occurrence of the closing or perfection of the joint venture framework agreement, dated June 20, 2014, between The Bank of Nova Scotia and Scotiabank Chile, on one side, and Cencosud, on the other, which agreement was previously reported to the Superintendency of Securities and Insurance in the form of an essential event on June 20, 2014.

Although the majority of bondholders present at the meeting voted in favor of the proposed amendments, it was not possible to obtain a quorum of two thirds of the votes in respect of Issuance 443 that was required for the proposed amendments to the Indenture for Series A, C and D.

The Company is evaluating various alternatives in light of the outcome of the meeting referenced above, including (i) the possibility of prepaying the Series A, C and D Issuance No. 443, and (ii) organizing another general meeting of bondholders in order to achieve a similar outcome to that achieved in the general meeting of bondholders of the series E and F bonds described below.

2. By means of the resolution adopted on this date in the general meeting of holders of the Series E and F bonds placed under the bond issuance registered in the Securities Registry of the Superintendency of Securities and Insurance dated April 16, 2008 under the number 530 (“Issuance No. 530”), it was agreed to amend the Bond Issuance by Line of Debt Title that regulates the terms and conditions of said Issuance No. 530 (the “Indenture for Series E and F”) entered into between Cencosud S.A., as “Issuer,” and Banco BICE as “Representative of the Bondholders,” by means of the public deed notarized on March 13, 2008 before the Santiago Notary mdme. Maria Glora Acharan Toledo under Repertorio No. 5,953, which was amended by means of the public deed notarized on April 29, 2011 before the Santiago Notary Mdme. Maria Glora Acharan Toledo under Repertorio No. 17,402.

The amendments permit Cencosud to reduce its equity participation in Cencosud Administradora de Tarjetas S.A. by up to 45% of said equity. The aforementioned amendments are intended to prevent a default under the Indenture for Series E and F in the event of the occurrence of the closing or perfection of the joint venture framework agreement, dated June 20, 2014, between The Bank of Nova Scotia and Scotiabank Chile, on one side, and Cencosud, on the other, which agreement was previously reported to the Superintendency of Securities and Insurance in the form of an essential event on June 20, 2014.

Kindest regards,

Carlos Alberto Mechetti

Corporate Manager of Legal Affairs

Cencosud S.A.

Cc:	Bolsa de Comercio de Santiago
Bolsa Electrónica de Santiago
Bolsa de Comercio de Valparaíso
Tenedores de Bonos